Exhibit 99.1

Sinovac Delivers 80,000 Doses of Bilive to Gansu Earthquake Disaster Area
Wednesday June 11, 8:00 am ET

BEIJING, June 11 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that the Municipal Health Bureau and Municipal Center for Disease Control purchased 80,000 doses of Bilive, the combined inactivated hepatitis A and B vaccine manufactured by Sinovac. Following the May 12th earthquake, the vaccines will be donated by the Municipal Health Bureau and Municipal CDC to inoculate children in the Longnan, Gansu Province disaster area.

In order to fulfill the purchase order received on June 2, Sinovac immediately coordinated with related departments and arranged the delivery of 80,000 doses of Bilive to the disaster area. Meanwhile, professionals from the local CDC in Beijing and Sinovac collaborated to compile and print vaccine inoculation instructions and infectious disease prevention guidebooks.

The vaccines were delivered via air transportation to Lanzhou, Gansu on June 3, 2008. 80,000 copies of the vaccine inoculation instructions and two million copies of the infectious disease prevention guidebooks were simultaneously sent to the disaster area. Additionally, Sinovac dispatched its disease control advisory group to cooperate with the local CDC in Longnan disaster area.

Mr. Weidong Yin, Chairman and President, commented, "As a combined inactivated vaccine, Bilive has the ability not only to prevent hepatitis A but can also prevent hepatitis B. The prefilled syringe is easy to administer in the disaster zone given the health challenges presented by the destroyed infrastructure for delivering clean water and providing sanitation. In order to prevent infection following the May 2008 earthquake, Sinovac continues to make every effort to cooperate with health officials to provide its vaccines to the earthquake disaster zones."

As previously announced, Sinovac donated on May 19, 2008 to the earthquake disaster area 50,000 doses of Healive, its inactivated hepatitis A vaccine, of which 10,000 doses were sent to the Gansu province. On May 22, 2008, the Ministry of Health purchased approximately RMB 20 million of Healive and the vaccines were delivered to disaster areas in the Sichuan, Gansu and Shanxi provinces. 30,000 doses from this purchase order were delivered to the Gansu province.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

    Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com